Exhibit 99.3

Hydrogenics Corporation

First Quarter 2013 Consolidated Financial Statements and Results of Operations

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Balance Sheets
(in thousands of US dollars)
(unaudited)

	March 31 2013	December 31 2012
Assets
Current assets
Cash and cash equivalents	$8,183	$13,020
Restricted cash (note 15)	2,999	3,039
Trade and other receivables	6,707	5,615
Grants receivable	51	16
Inventories (note 4)	12,818	12,213
Prepaid expenses	784	915
	31,542	34,818
Non-current assets
Restricted cash (note 15)	1,008	743
Property, plant and equipment	1,387	1,399
Intangible assets	98	107
Goodwill	4,889	5,021
	7,382	7,270
Total assets	$38,924	$42,088
Liabilities
Current liabilities
Operating borrowings (note 14)	$1,412	$-
Trade and other payables (note 5)	11,843	11,946
Warranty provisions (note 6)	1,111	1,252
Deferred revenue	8,186	11,597
Warrants (note 8)	1,350	1,545
	23,902	26,340
Non-current liabilities
Other non-current liabilities (note 7)	2,335	2,384
Non-current warranty provisions (note 6)	871	556
Non-current deferred revenue	8,258	8,576
Total liabilities	35,366	37,856
Equity
Share capital (note 8)	324,512	323,513
Contributed surplus	18,171	17,995
Accumulated other comprehensive loss	(1,297)	(999)
Deficit	(337,828)	(336,277)
Total equity	3,558	4,232
Total equity and liabilities	$38,924	$42,088

Contingencies and guarantees (notes 13 and 15)
Douglas Alexander Chairman	Norman Seagram Director

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Operations and Comprehensive Loss
 (in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31
	2013	2012
Revenues (note 8)	$12,312	$5,724
Cost of sales	8,770	4,919
Gross profit	3,542	805

Operating expenses
Selling, general and administrative expenses (note 9)	3,622	2,953
Research and product development expenses (note 10)	938	1,149
	4,560	4,102
Loss from operations	(1,018)	(3,297)

Finance income (expenses)
Interest income	7	6
Interest expense	(92)	(69)
Foreign currency gains	115	202
Foreign currency losses	(212)	(189)
Other finance gains (losses), net (note 11)	(351)	166
Finance income (loss), net	(533)	116

Loss before income taxes	(1,551)	(3,181)
Income tax expense	-	-
Net loss for the period	(1,551)	(3,181)

Other comprehensive income, net of tax
Items that may be reclassified subsequently to net loss
Exchange differences on translating foreign operations	(298)	276
Other comprehensive loss for the period, net of tax	(298)	276

Comprehensive loss for the period	$(1,849)	$(2,905)

Net loss per share
Basic and diluted (note 12)	$(0.20)	$(0.48)

Weighted average number of common shares outstanding (note 12)	7,843,373	6,605,648

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Changes in Equity
(in thousands of US dollars, except share and per share amounts)
(unaudited)

					Accumulated
					other
	Common shares		Contributed		comprehensive	Total
	Number	Amount	surplus	Deficit	loss	equity
Balance at December 31, 2011	6,605,648	$318,016	$17,480	$(323,839)	$(884)	$10,773
Net loss	-	-	-	(3,181)	-	(3,181)
Other comprehensive loss	-	-	-	-	276	276
Total comprehensive loss	-	-	-	(3,181)	276	(2,905)
Adjustment for partial shares on share consolidation	(1)	-	-	-	-	-
Stock-based compensation expense (note 9)	-	-	180	-	-	180
Balance at March 31, 2012	6,605,647	318,016	17,660	(327,020)	(608)	8,048

Balance at December 31, 2012	7,775,540	323,513	17,995	(336,277)	(999)	4,232
Net loss	-	-	-	(1,551)		(1,551)
Other comprehensive loss	-	-	-		(298)	(298)
Total comprehensive loss	-	-	-	(1,551)	(298)	(1,849)
Issuance of common shares (note 8)	115,000	999	-	-	-	999
Stock-based compensation expense (note 9)	-	-	176	-	-	176
Balance at March 31, 2013	7,890,540	$324,512	$18,171	$(337,828)	$(1,297)	$3,558

The authorized share capital of the Corporation consists of an unlimited number of common shares, with no par value, and an unlimited number of preferred shares in series, with no par value.

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Consolidated Interim Statements of Cash Flows
(in thousands of US dollars)
(unaudited)

	Three months ended March 31
	2013	2012
Cash and cash equivalents provided by (used in):
Operating activities
Net loss for the year	$(1,551)	$(3,181)
Increase in restricted cash	(225)	(538)
Items not affecting cash:
Amortization and depreciation	198	204
Other finance losses (gains), net (note 11)	351	(166)
Unrealized foreign exchange (gains) losses	111	(194)
Stock-based compensation (note 9)	176	180
Accreted non-cash interest (note 7)	89	21
Net change in non-cash working capital (note 17)	(5,280)	922
Cash used in operating activities	(6,131)	(2,752)

Investing activities
Purchase of property, plant and equipment	(189)	(180)
Purchase of intangible assets	-	(2)
Cash used in investing activities	(189)	(182)

Financing activities
Repayment of post-retirement benefit liability (note 7)	(27)	(27)
Repayment of repayable government contributions (note 7)	-	(38)
Proceeds of operating borrowings	1,412	668
Common shares issued and warrants exercised, net of issuance costs (note 8)	423	-
Cash provided by financing activities	1,808	603

Effect of exchange rate fluctuations on cash and cash equivalents held	(325)	198

Decrease in cash and cash equivalents during the period	(4,837)	(2,133)
Cash and cash equivalents - Beginning of period	13,020	7,785
Cash and cash equivalents - End of period	$8,183	$5,652

Supplemental disclosure
Income taxes paid	$-	$-
Interest paid	3	-

The accompanying notes form an integral part of these consolidated interim financial statements.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 1.  Description of Business

Hydrogenics Corporation and its subsidiaries (“Hydrogenics” or the “Corporation”) design, develop and manufacture hydrogen generation products based on water electrolysis technology, and fuel cell products based on proton exchange membrane (“PEM”) technology. The Corporation has manufacturing plants in Canada and Belgium, a satellite facility in Germany, and a branch office in Russia. Its products are sold throughout the world.

The Corporation is incorporated and domiciled in Canada. The address of the Corporation’s registered head office is 220 Admiral Boulevard, Mississauga, Ontario, Canada.  The Corporation is a public corporation and its shares trade under the symbol “HYG” on the Toronto Stock Exchange and under the symbol “HYGS” on the NASDAQ.

Note 2.  Basis of Preparation, Summary of Significant Accounting Policies, Judgments and Estimation Uncertainty

These consolidated interim financial statements have been prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”) applicable to the preparation of consolidated interim financial statements, including International Accounting Standard (“IAS”) 34.

These consolidated interim financial statements were approved for issue by the Board of Directors of the Corporation on May 7, 2013.

The accounting policies applied in these consolidated interim financial statements are consistent with those disclosed in Note 2 to the annual consolidated financial statements for the year ended December 31, 2012, except as described below:

IFRS 10, Consolidated Financial Statements

IFRS 10, Consolidated Financial Statements, replaces the guidance on control and consolidation in IAS 27, Consolidated and Separate Financial Statements, and SIC-12, Consolidation – Special Purpose Entities. IFRS 10 requires consolidation of an investee only if the investor possesses power over the investee, has exposure to variable returns from its involvement with the investee and has the ability to use its power over the investee to affect its returns. Detailed guidance is provided on applying the definition of control.

The Corporation adopted IFRS 10 effective January 1, 2013. The Corporation assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 10 did not result in any change in the consolidation status of any of its subsidiaries.

IFRS 11, Joint Arrangements

IFRS 11, Joint Arrangements, requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting, whereas for a joint operation, the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities - Non-monetary Contributions by Venturers.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation adopted IFRS 11 effective January 1, 2013. The Company assessed its consolidation conclusions on January 1, 2013 and determined that the adoption of IFRS 11 was not applicable as the Company does not have any joint arrangements as at January 1, 2013 or March 31, 2013.

IFRS 12, Disclosure of Interests in Other Entities

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for interests in other entities, such as subsidiaries, joint arrangements, associates and unconsolidated structured entities. The standard carries forward existing disclosures, and also introduces significant additional disclosure that address the nature of, and risks associated with, an entity’s interests in other entities.

The Corporation adopted IFRS 12 effective January 1, 2013. The Company assessed its disclosure on January 1, 2013 and determined that the adoption of IFRS 12 did not result in any change in the disclosures for the Company.

IFRS 13, Fair value measurement

IFRS 13, Fair value measurement, provides a single framework for measuring fair value. The measurement of the fair value of an asset or liability is based on assumptions that market participants would use when pricing the asset or liability under current market conditions, including assumptions about risk. The Corporation adopted IFRS 13 on January 1, 2013 on a prospective basis. The adoption of IFRS 13 did not require any adjustments to the valuation techniques used by the Corporation to measure fair value and did not result in any measurement adjustments as at January 1, 2013.

IAS 1, Presentation of Items of Other Comprehensive Income

The Company has adopted the amendments to IAS 1 effective January 1, 2013. These amendments required the Company to group other comprehensive income items by those that will be reclassified subsequently to profit or loss and those that will not be reclassified. The Company has reclassified comprehensive income items of the comparative period. These changes did not result in any adjustments to other comprehensive income or comprehensive income.

IAS 19, Employee Benefits

IAS 19, Employee Benefits has been amended to make significant changes to the recognition and measurement of defined benefit pension expense and to enhance the disclosure of all employee benefits. Hydrogenics has adopted IAS 19, Employee Benefits as of January 1, 2013.

IAS 19 requires the net defined benefit liability to be recognized on the balance sheet without any deferral of actuarial gains and losses and past service costs as previously allowed. Past service costs are recognized in net income when incurred. Re-measurements consisting of actuarial gains and losses are recognized in other comprehensive income and deficit, without subsequent reclassification to net income. Whereas the Corporation previously recognized re-measurements in net loss, re-measurements are now required to be recognized in other comprehensive income and then immediately in deficit.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Company adopted these amendments retrospectively and adjusted its opening equity as at January 1, 2012 to recognize re-measurements consisting of actuarial gains and losses in other comprehensive income and deficit. The adjustments for each financial statement line item affected are presented in the tables below.

Adjustments to the consolidated interim statements of operations and comprehensive loss:

	Three months ended March 31,		Twelve months ended December 31,
	2013	2012	2012
Comprehensive loss for the period before accounting change	$(1,849)	$(2,905)	$(12,553)
Increase in other comprehensive loss for re-measurements of post-employment benefit liabilities	-	-	241
Increase in net loss	-	-	(241)
Comprehensive loss after accounting change	$(1,849)	$(2,905)	$(12,553)
Net loss per share after accounting change	$(0.20)	$(0.48)	$(1.75)

The preparation of consolidated interim financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated interim financial statements and notes to the consolidated interim financial statements. These estimates are based on management’s experience and other factors, including expectations about future events that are believed to be reasonable under the circumstances. Significant areas requiring the Corporation to make estimates include goodwill impairment testing, warranty provisions, warrants, repayable government contributions, and the post-retirement benefit liability.

The significant accounting judgments and estimation uncertainties used in the preparation of these consolidated interim financial statements should be read in conjunction with the consolidated annual financial statements for the year ended December 31, 2012 and the notes thereto.

Note 3. Accounting Standards Issued But Not Yet Applied

The IASB has issued accounting standards that have not yet been adopted by the Corporation. The accounting standards are the same accounting standards issued but not yet applied as noted in the consolidated financial statements for the year ended December 31, 2012, except for those standards and amendments adopted as at January 1, 2013 as described in Note 2.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 4. Inventories

	March 31 2013	December 31 2012
Raw materials	$6,087	$5,782
Work-in-progress	5,238	5,228
Finished goods	1,493	1,203
	$12,818	$12,213

During the three months ended March 31, 2013, the Corporation recorded provisions of $103 (March 31, 2012 - $91) and reversed previously accrued provisions totaling $105 (March 31, 2012 - $35). Previously recorded inventory provisions were reversed as a result of the recovery in net realizable value.

Note 5. Trade and Other Payables

Accounts payable and accrued liabilities are as follows:

	March 31 2013	December 31 2012
Trade accounts payable	$3,968	$5,285
Accrued payroll and related compensation	2,939	2,233
Liabilities for compensation plans indexed to share price	2,102	1,116
Supplier accruals	1,286	1,700
Current portion of repayable government contributions	478	453
Accrued professional fees	117	195
Current portion of post-retirement benefit liability	97	100
Other	856	864
	$11,843	$11,946

Note 6. Warranty Provisions

Changes in the Corporation’s aggregate warranty provision are as follows:
	Three months ended March 31,
	2013	2012
At January 1	$1,808	$1,654
Additional provisions	416	236
Utilized during the period	(66)	(99)
Unused amounts reversed	(136)	(120)
Foreign exchange differences	(40)	38
At March 31	$1,982	$1,709

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	March 31 2013	December 31 2012
Current provision	$1,111	$1,252
Long term provision	871	556
Total provision	$1,982	$1,808

Note 7. Other Non-current Liabilities

Other non-current liabilities are as follows:
	March 31 2013	December 31 2012
Long-term debt (i)	$1,312	$1,288
Non-current post-retirement benefit liability (ii)	384	418
Non-current repayable government contributions (iii)	639	678
	$2,335	$2,384

(i)	Long-term debt

In 2011, the Corporation entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development and Trade, Strategic Jobs and Investment Fund for funding up to CA$6,000. Each draw on the loan is calculated based on 50% of eligible costs to a maximum of CA$1,500 per disbursement. Eligible costs must be incurred between October 1, 2010 and September 30, 2015. Other than the first disbursement, which was available immediately based on eligible costs incurred, there are certain conditions to be met in order to qualify for subsequent loan disbursements.  These conditions differ for each disbursement and are dependent on the execution of certain commercial events. As of March 31, 2013 the full amount of CA$6,000 may be drawn upon as the conditions have been met for all drawdowns of the loan.

The maturity date of the loan is ten years from the date of the first disbursement. The loan will be interest free for the first five years, commencing on the first day of the month following the date of the first disbursement, if certain criteria are met, such as the retention and creation of a specified number of jobs. After this five-year period, the loan will bear interest at a rate of 3.67%, if all criteria have been met, and will require repayment at a rate of 20% per year of the outstanding balance for the next five years. If the criteria are not met, the loan will bear interest at a rate of 5.67% per annum for the entire term of the loan.

During the three months ended March 31, 2013, the Corporation drew down CA$nil (March 31, 2012 - CA$nil). The change in the carrying value of this liability of $24 (March 31, 2012 – $31) includes interest accretion of $50 (March 31, 2012 – $21) and foreign exchange gains (losses) of $26 (March 31, 2012 – ($10)). The carrying value of the long-term debt was $1,312 at March 31, 2013 (December 31, 2012 - $1,288).

(ii)	Post-retirement benefit liability

The liability, which is unfunded and payable in Canadian dollars, is a defined benefit plan to be paid to a beneficiary.

The present value of the unfunded obligation recognized in the consolidated interim balance sheets at March 31, 2013, including the current portion, is $486 (December 31, 2012 - $518).

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

(iii)	Repayable government contributions

The Corporation has received government contributions related to certain historical research and development projects. In 1998, Stuart Energy Systems Corporation (“Stuart Energy”) entered into an agreement (the “TPC Agreement”) with Technologies Partnerships Canada (“TPC”), a program of Industry Canada to develop and demonstrate hydrogen fleet fuel appliances.

In January 2011, with respect to the TPC Agreement, the Corporation entered into an amended agreement (the “Amendment”) with Industry Canada. Under the terms of the Amendment, a total of CA$1,500 will be paid to Industry Canada in quarterly instalments which commenced in January 2011 and will continue until September 2017. An additional payment of 3% of the net proceeds of all equity instrument financing transactions completed by the Corporation on or before  September 30, 2017 or the sum of CA$800, whichever will be the lesser amount, will be paid to Industry Canada (“the Contingent Amount”).

The Amendment was not determined to be a significant modification of the TPC Agreement for accounting purposes. Accordingly, as at the date of the Amendment, the carrying value of the liability was adjusted to $1,158, determined by taking the net present value of the CA$1,500 due in accordance with the Amendment plus $285, which represented the Corporation’s best estimate of the Contingent Amount, using the effective interest rate inherent in the original TPC Agreement of 14%. The values of the liability as at March 31, 2013 and December 31, 2012 were $1,117 and $1,130, of which the current portions of $478 and $453 were included in trade and other payables, respectively.

The change in the fair value of this liability of ($29) (March 31, 2012 – ($4) and interest accretion of $39 (March 31, 2012 - $40) during the three months ended March 31, 2013 have been recorded in other finance gains and losses, net and interest expense, respectively.

Note 8. Share Capital

Agreement with Enbridge Inc.

On April 20, 2012, the Corporation entered into the Subscription Agreement and a joint development agreement with Enbridge, a North American leader in delivering energy. Under the terms of the joint development agreement, the Corporation and Enbridge will jointly develop utility scale energy storage. Under the terms of the Subscription Agreement, Enbridge purchased from Hydrogenics 1,082,251 common shares at CA$4.62 per share for an aggregate purchase price of CA$5,000.  Pursuant to the terms of the Subscription Agreement, the Corporation will use a portion of the proceeds to develop utility scale energy storage. The Corporation incurred issuance costs of $190 in connection with common shares issued under the Subscription Agreement.

The Subscription Agreement provides, among other things, that Enbridge will have certain participation rights and, subject to certain ownership requirements, will have the right to appoint one non-voting observer to the Board of Directors of Hydrogenics.

Strategic Alliance with CommScope Inc.

On August 9, 2010, the Corporation entered into a strategic alliance with CommScope Inc. (“CommScope”), a global leader in infrastructure solutions for communications networks, for the development and distribution of specialized fuel cell power systems and included an equity investment in the Corporation.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Under the agreement, CommScope purchased from the Corporation 2,186,906 common shares on a private placement basis in four tranches for an aggregate purchase price of $8,500.

The agreement provides, among other things, that CommScope has certain participation rights in future financings, which expire one year from the date of closing the fourth tranche.  These participation rights expired on June 30, 2012.  In addition, subject to the maintenance of certain ownership requirements, CommScope has the right to have one non-voting observer on the Board of Directors of the Corporation. The Corporation and CommScope have also entered into an intellectual property licence agreement on the closing of the first tranche, wherein the Corporation granted to CommScope a licence to certain intellectual property resulting from the transaction, which is only exercisable by CommScope on the occurrence of specified events (such as the Corporation becoming insolvent or exiting the fuel cell business).

Registered direct offering

On January 14, 2010, as part of a registered direct offering, the Corporation issued 239,356 warrants (the “Series A warrants”), which are exercisable at any time until January 14, 2015, at an exercise price of $13.00 per common share. On the same day, the Corporation also issued 260,646 warrants (the “Series B warrants”) exercisable for a period of five years beginning on July 15, 2010 at an exercise price of $13.00 per common share. The terms of the warrants stipulated that the exercise price of the Series A and B warrants is to be reduced if the Corporation completes a share offering, whereby the price per common share of such an offering is lower than $13.00 per common share.  As a result of the above noted investment by CommScope on August 9, 2010, the exercise price of the Series A and B warrants was reduced to $3.68 per common share.

The warrants can be settled in cash at the option of the holder in the case of certain Fundamental Transactions, such as a change in control of the Corporation.  The cash settlement amount is determined based on the Black-Scholes value on the date of the Fundamental Transaction. The key estimates used by management in arriving at the fair value of these warrants at the end of each period is determined using a binomial pricing model that relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility as well as assumptions relating to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The fair value is determined on the assumption that both the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced (in the event the Corporation completes a share offering, whereby the price per common share of such an offering is lower than the current exercise price) are remote. The fair value of the warrants are classified as Level 3 of the fair value hierarchy.

Key assumptions included the following:

	March 31, 2013		December 31, 2012

	Series A	Series B	Series A	Series B
Market price of common shares	$7.83	$7.83	$6.77	$6.77
Risk-free interest rate	1.02%	1.02%	1.14%	1.14%
Term to maturity	1.8 years	2.3 years	2 years	2.5 years
Volatility	51%	61%	62%	61%

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

The Corporation has included the warrants within liabilities at the date of issuance because of the cash settlement features associated with the warrants.  The Corporation has measured these warrants at fair value at the time of issuance as $2,941, at December 31, 2012 as $1,545, and at March 31, 2013 as $1,350. The change in fair value of outstanding warrants during the three months ended March 31, 2013 of ($240) (March 31, 2012 – ($162)) is included within other finance (losses) gains, net. The change in fair value of exercised warrants up to the date of exercise during the three months ended March 31, 2013 of $140 (March 31, 2012 - nil) is included within other finance (losses) gains, net.

During the three months ended March 31, 2013 – 115,000 (March 31, 2012 - nil) Series A and Series B warrants were exercised at the reduced exercise price of $3.68 per common share for gross proceeds of $423 (March 31, 2012 - $nil). At March 31, 2013, the Corporation has 54,678 Series A warrants outstanding (March 31, 2012 - 224,356), and 232,824 (March 31, 2012 - 260,646) of Series B warrants.

Note 9. Stock-based Compensation

Stock option plan

During the three months ended March 31, 2013, 30,000 (March 31, 2012 – nil) stock options with a weighted average aggregate fair value of $141 ($4.71 per stock option) at the date of grant (March 31, 2012 - nil) were issued to employees.  All options are for a term of ten years from the date of grant and vest over four years unless otherwise determined by the Board of Directors. The fair value of the stock options granted was determined using the Black-Scholes option pricing model with the following weighted average assumptions:

March 31 2013
Risk-free interest rate (%)	1.39%
Expected volatility (%)	69%
Expected life (in years)	5.5
Expected dividends	$ nil

Expected volatility was determined using the stock historical volatility for the 5.5 years prior to the date of grant, as this is the expected life of the stock option.

Stock-based compensation expense related to the stock options of $134 for the three months ended March 31, 2013 is included in selling, general and administrative expenses (March 31, 2012 - $180).

Also included in selling, general and administrative expenses for the three months ended March 31, 2013 is $443 (March 31, 2012 - $193) of compensation expense and fair value adjustment related to outstanding DSUs, RSUs and PSUs, discussed below. The portion relating to compensation expense for the three months ended March 31, 2013 totalled $165 (March 31, 2012 - $180), and the portion relating to fair value adjustments totalled $278 (March 31, 2012 - $13).

The Corporation recognized a compensation expense of $162 associated with DSUs issued, for the three months ended March 31, 2013 (March 31, 2012 - $105). The portion relating to compensation expense for the three months ended March 31, 2013 totalled $24 (March 31, 2012 - $97), and the portion related to fair value adjustments totalled $138 (March 31, 2012- $8). The liability amount of $1,004 (December 31, 2012 - $842) is included in trade and other payables. During the three months ended March 31, 2013, 3,086 (March 31, 2012 – nil) DSUs were issued with immediate vesting on the date of issuance. As at March 31, 2013, 127,171 (March 31, 2012 – 108,909) DSUs were outstanding under the DSU plan.

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

During the three months ended March 31, 2013, the Corporation recognized a compensation expense of $239 (March 31, 2012 - $88) associated with RSUs issued under the Hydrogenics Omnibus Incentive Plan and the former RSU plan. The portion relating to compensation expense for the three months ended March 31, 2013 totalled $99 (March 31, 2012 - $83), and the portion related to fair value adjustments totalled $140 (March 31, 2012- $5). The liability amount of $1,098 (December 31, 2012 - $859) is included in trade and other payables. During the three months ended March 31, 2013, nil (March 31, 2012 – nil) RSUs were awarded under the terms of the Omnibus Incentive Plan. As at March 31, 2013, 189,694 (March 31, 2012 – 233,230) RSUs were outstanding under the Hydrogenics Omnibus Incentive Plan and former RSU plan.

During the three months ended March 31, 2013, the Corporation recognized a stock-based compensation expense of $42 (March 31, 2012 - nil) respectively, with the offsetting increase to contributed surplus, associated with PSUs issued under the Hydrogenics Omnibus Incentive Plan.  During the three months ended March 31, 2013, nil (March 31, 2012 – nil) PSUs were awarded under the terms of the Omnibus Incentive Plan.  At March 31, 2013 154,493 (December 31, 2012 – 148,320) PSUs were outstanding under the Omnibus Incentive Plan. During the three months ended March 31, 2013 nil PSUs were forfeited (March 31, 2012 – nil).

Note 10. Research and Product Development Expenses

Research and product development expenses are recorded net of non-repayable third party program funding received or receivable. For the three months ended March 31, 2013 and 2012, research and product development expenses and non-repayable program funding, which have been received, or are to be received, are as follows:

	Three months ended March 31,
	2013	2012
Research and product development expenses	$1,272	$1,151
Government research and product development funding	(334)	(2)
	$938	$1,149

Note 11. Other Finance Gains and Losses, Net

Components of other finance gains and losses, net are as follows:

	Three months ended March 31,
	2013	2012
(Loss) gain from change in fair value of exercised warrants (note 8)	$(140)	$-
(Loss) gain from change in fair value of outstanding warrants (note 8)	(240)	162
(Loss) gain from change in net present value of repayable government contribution (note 7)	29	4
	$(351)	$166

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Note 12.  Net Loss Per Share

For the three months ended March 31, 2013, the weighted average number of common shares outstanding was 7,843,373. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted net loss per share, as the effect would be anti-dilutive.

Note 13. Contingencies

The Corporation has entered into indemnification agreements with its current and former directors and officers to indemnify them, to the extent permitted by law, against any and all charges, costs, expenses, amounts paid in settlement, and damages incurred by the directors and officers as a result of any lawsuit or any other judicial, administrative or investigative proceeding in which the directors and officers are sued as a result of their service.

These indemnification claims will be subject to any statutory or other legal limitation period. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. The Corporation has purchased directors’ and officers’ liability insurance. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

In the normal course of operations, the Corporation may provide indemnification agreements, other than those listed above, to counterparties that would require the Corporation to compensate them for costs incurred as a result of changes in laws and regulations or as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based on the contract. The nature of the indemnification agreements prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. No amount has been recorded in the consolidated interim financial statements with respect to these indemnification agreements, as the Corporation is not aware of any claims.

Note 14. Lines of Credit and Other Loan Facilities

Operating lines of credit

At March 31, 2013 the Corporation had entered into operating lines of credit for up to 7,900 euros, or the US equivalent of $10,141 (December 31, 2012 - $10,416).

Pursuant to the terms of the credit facility, Hydrogenics Europe NV (the “Borrower”), a wholly owned Belgian based subsidiary, may utilize the facility for the issuance of standby letters of credit and letters of guarantee up to 7,900 Euro. The Borrower may also borrow a maximum of 75% of the value of awarded sales contracts, approved by the Belgian financial institution, to a maximum of 750 Euro, provided that sufficient room exists under the overall facility limit of 7,900 Euro. The Borrower may also borrow up to 1,250 Euro for general business purposes, provided sufficient limit exists as the overall facility remains at 7,900 Euro at March 31, 2013. At March 31, 2013, the amount of the available lines of credit was reduced by 6,672 Euro, the amount of the outstanding standby letters of credit and letters of guarantee and 1,100 Euro, the amount of the outstanding operating lines of credit, issued under the facility by the Belgian

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

financial institution. At March 31, 2013, the Corporation had availability of 128 Euro or the US equivalent of $164 (December 31, 2012 - $2,197).

The credit facility bears interest at a rate of EURIBOR plus 1.45% per annum and is secured by a 1,000 Euro secured first charge covering all assets of the Borrower. The credit facility contains a negative pledge precluding the Borrower from providing security over its assets. Additionally, the Borrower is required to maintain a solvency covenant, defined as equity plus current account divided by total liabilities of not less than 25%, and ensure that its intercompany accounts with Hydrogenics Corporation (“the parent Corporation”) do not fall below a defined level. At March 31, 2013, the Borrower was in compliance with these covenants.

Within the Power Systems business segment, the Corporations have an additional $1,857 (December 31, 2012 - $873) of available operating lines of credit, for which $1,857 is outstanding, representing standby letters of credit and letters of guarantee issued by the financial institution. At March 31, 2013, the Corporation had availability of $nil (December 31, 2012 - $nil).

Other loan facilities

On September 28, 2011, the Canadian operating entity (“Hydrogenics Corporation”) entered into a loan agreement with the Province of Ontario’s Ministry of Economic Development, Strategic Jobs and Investment Fund for funding up to CA$6,000. Refer to Note 7 for further details.

The Corporation drew CA$nil on the loan during the three months ended March 31, 2013. During 2011 and 2012, the Corporation drew CA$3,127. The remaining CA$2,873 remains undrawn at March 31, 2013. The loan is collateralized by a general security agreement covering assets of Hydrogenics Corporation. Additionally, the Corporation is required to maintain a minimum balance of cash and cash equivalents.  At March 31, 2013, the Corporation was in compliance with these covenants.

Note 15.  Guarantees

At March 31, 2013, the Corporation had outstanding standby letters of credit and letters of guarantee issued by several financial institutions that totalled $10,422 (December 31, 2012 - $9,092), with expiry dates extending to May 2016. The Corporation has restricted cash totalling $4,006 as partial security for these standby letters of credit and letters of guarantee, with $3,424 restricted in Hydrogenics Europe NV, $179 restricted in Hydrogenics Corporation, and $403 restricted within the German entity included in the Power Systems business segment. These instruments relate primarily to obligations in connection with the terms and conditions of the Corporation’s sales contracts. The standby letters of credit and letters of guarantee may be drawn on by the customer if the Corporation fails to perform its obligations under the sales contracts and the Corporation would be liable to the financial institution for the amount of the standby letter of credit or letter of guarantee in the event the instruments are drawn on.

Note 16. Related Party Transactions

In the normal course of operations, the Corporation subcontracts certain manufacturing functions to a corporation owned by a relative of one of the shareholders of the Corporation. Billings by this related corporation for material totalled $88 in the three months ended March 31, 2013 (March 31, 2012 - $19). At March 31, 2013, the Corporation has an accounts payable balance due to this related party of $19 (December 31, 2012 - $114).

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

As a result of CommScope’s investments in the Corporation, CommScope is also a related party. Revenues from this related party for product were $2,346 in the three months ended March 31, 2013 (March 31, 2012 - $263).  At March 31, 2013, the Corporation has an accounts receivable balance from this related party of $1,117 (December 31, 2012 - $6). Billings from this related party for product were $nil in the three months ended March 31, 2013 (March 31, 2012 - $8).  At March 31, 2012, the Corporation has an accounts payable balance to this related party of $nil (December 31, 2012 - $nil).

All related party transactions involve the parent company. There are no related party transactions to disclose for the subsidiaries.

Note 17.  Consolidated Interim Statements of Cash Flows

Components of the net change in non-cash working capital are as follows:

	Three months ended March 31,
	2013	2012
Decrease (increase) in current assets
Trade and other receivables	$(1,066)	$1,040
Grants receivable	(34)	99
Inventories	(605)	(1,713)
Prepaid expenses	131	(128)
Increase (decrease) in current liabilities
Trade and other payables, including warranty provision	22	633
Deferred revenue	(3,728)	991
	$(5,280)	$922

Note 18.  Segmented Financial Information

The Corporation’s two reportable segments include OnSite Generation and Power Systems. Segmentation is based on the internal reporting and organizational structure, taking into account the different risk and income structures of the key products and production processes of the Corporation. Where applicable, corporate and other activities are reported separately as Corporate and Other. OnSite Generation includes the design, development, manufacture and sale of hydrogen generation products. Power Systems includes the design, development, manufacture and sale of fuel cell products.

Financial information by reportable segment for the three months ended March 31, 2013 and March 31, 2012 is as follows:

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

	Three months ended March 31, 2013

	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$6,325	$5,987	$-	$12,312
Intersegment revenue	1	14	-	15
Gross profit	1,075	2,467	-	3,542
Selling, general and administrative expenses	826	1,195	1,601	3,622
Research and product development expenses	243	688	7	938
Other finance losses, net	-	-	(351)	(351)
Interest income	-	-	7	7
Interest expense	-	-	(92)	(92)
Segment gain (loss) (i)	6	585	(2,142)	(1,551)

Consolidated Interim Balance Sheet:
Total segment assets	24,887	8,466	5,571	38,924
Total segment liabilities (current and non-current)	15,373	17,817	2,176	35,366

	Three months ended March 31, 2012

	OnSite Generation	Power Systems	Corporate and Other	Total
Consolidated Interim Statement of Operations and Comprehensive Loss:
Revenues from external customers	$5,216	$508	$-	$5,724
Intersegment revenue	464	18	-	482
Gross profit	795	10	-	805
Selling, general and administrative expenses	910	685	1,358	2,953
Research and product development expenses	174	974	1	1,149
Other finance gains, net	-	-	166	166
Interest income	-	-	6	6
Interest expense	-	-	(69)	(69)
Segment loss (i)	(289)	(1,650)	(1,242)	(3,181)

Consolidated Interim Balance Sheet:
Total segment assets	21,761	4,546	3,987	30,294
Total segment liabilities (current and non-current)	14,945	6,009	1,292	22,246

(i) Segment loss includes directly attributable selling, general and administrative expenses, research and product development costs, net of associated grants and depreciation of property, plant and equipment and amortization of intangible assets.  It is consistent with the Corporation’s profit or loss before tax expense (income).

First Quarter 2013 Consolidated Interim Financial Statements

Hydrogenics Corporation

Hydrogenics Corporation
Notes to Consolidated Interim Financial Statements
(in thousands of US dollars, except share and per share amounts)
(unaudited)

Goodwill relating to the Corporation’s OnSite Generation segment at March 31, 2013 was $4,889 (December 31, 2012 - $5,021). OnSite Generation consists of the Corporation’s subsidiary primarily located in Belgium with a functional currency of the euro.  The changes in goodwill are a result of currency fluctuations between the US dollar and the euro.

Note 19. Risk Management Arising From Financial Instruments – Fair Value

Fair value

The carrying value of cash and cash equivalents, restricted cash, accounts receivable, and accounts payable and accrued liabilities (excluding the liabilities relating to the RSUs and DSUs) approximate their fair value given their short-term nature. The carrying value of the non-current liabilities approximates their fair value given the difference between the discount rates used to recognize the liabilities in the consolidated balance sheets and the market rates of interest is insignificant.

Fair value measurements recognized in the balance sheets must be categorized in accordance with the following levels:

(i)	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;
(ii)	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices);
(iii)	Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The fair value of the warrants are estimated using a binomial pricing model which relies on observable inputs, such as the market price of the Corporation’s underlying common shares, the term to maturity, risk-free interest rate and volatility (i.e. Level 3 of the fair value hierarchy) as well as assumptions related to the probability of a Fundamental Transaction arising and the probability of the exercise price being reduced. The Corporation has not transferred any financial instruments between Level 1, 2, or 3 of the fair value hierarchy during the three months ended March 31, 2013.

Note 20. Subsequent events

On April 30, 2013 the Company announced that it had entered into an underwriting agreement with Roth capital to issue 775,000 shares of the Company at an issue price of $7.75 per share for total proceeds of $6,006.  Roth retained an overallotment option of 116,250 shares that could be issued at any time in the 30 days following April 30.  On May 3, the company announced that the underwriter had exercised the overallotment and the Company has issued 891,250 shares for gross proceeds of $6,907.

After underwriting fees and expenses the Company estimates that it will receive net proceeds of $6,221.

First Quarter 2013 Consolidated Interim Financial Statements